SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 2 November 2004
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant's principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __X__ Form 40-F _____
Enclosures:
Petronas, Sasol, Engen, Worldwide and Tshwarisano sign definitive agreements to create Southern Africa's largest liquid fuels business

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes: JSE - SOL
NYSE - SSL
("Sasol")
Signature of legal agreements relating to a joint venture and withdrawal of cautionary
Sasol and Petronas International Corporation Limited ("PICL"), a wholly-owned subsidiary of Malaysian State oil company Petroliam Nasional Berhad ("Petronas") (the "Parties"), together with their respective Black Economic Empowerment ("BEE") partners Worldwide African Investment Holdings ("Worldwide") (through its wholly owned subsidiary Afric Energy Resources (Pty) Limited ("AER")) and a Sasol BEE entity, Tshwarisano LFB Investment (Pty) Limited ("Tshwarisano") (collectively "the Shareholders"), have signed definitive agreements in respect of a joint venture comprising Sasol's Liquid Fuels Business ("Sasol LFB") and Engen Limited and its subsidiaries ("Engen").
1. Introduction
On Thursday 19 February 2004, the Parties announced that they had agreed the principles for pooling their respective interests in Sasol LFB and Engen in a joint venture to create a leading South African liquid fuels business. Together with their BEE partners they have now signed definitive agreements in respect of the joint venture, as described below. The joint venture will be called Uhambo Oil Limited ("Uhambo") and will be headquartered in Cape Town.
2.
Scope and vision of the joint venture
The envisaged combination of Engen and Sasol LFB will create a leading South African liquid fuels business, which will comprise Sasol's and Engen's liquid fuels refining, blending, marketing and distribution businesses in the retail, commercial and wholesale markets.
Sasol LFB, which will be contributed to the joint venture, includes liquid fuels components produced at Secunda by Sasol Synfuels (Pty) Ltd ("Sasol Synfuels"). The joint venture assets will also comprise the Enref refinery at Durban, Sasol's interest in the Natref refinery at Sasolburg and approximately 1600 service stations in South Africa. The joint venture will have operations in 14 African countries and its geographic scope will include the whole of sub-Saharan Africa.
The Shareholders' vision is the creation of a business which is competitive in the long- term, profitable and socially responsible and which is managed to maximise sustainable long-term economic returns, whilst having regard to the long-term interests of all stakeholders.

Uhambo will:
  be managed as a leading world class business;
  enhance value by targeting opportunities for the attainment of a world class cost structure and by optimising its capital expenditure;
  realise synergies arising from this joint venture; and
  support the BEE policies of the Government of South Africa and shall be a leader in the furtherance of the principles of the Liquid Fuels Charter.
3.
Management and employees
Tan Sri Dato Sri Mohd Hassan Marican, will be appointed as Non-Executive Chairman of Uhambo. The position of Chief Executive Officer designate has been offered to Mr Jock McKenzie as of January 2005. These appointments will be confirmed upon the fulfilment of the conditions precedent to the transaction and upon approval of the Board of Uhambo. Non-Executive Directors and the senior management team will be appointed in due course.
Tan Sri Dato Sri Mohd Hassan Marican is the President and Chief Executive Officer of Petronas and is currently Non-Executive Chairman of Engen. Mr Jock McKenzie has substantial experience in the local and international oil industry.
4.
Background to and reasons for the joint venture
As previously announced, the Parties believe that the strategic, commercial and financial logic for combining Sasol LFB and Engen is compelling. In particular, they believe that the joint venture will:
  have a more optimal balance between refining and marketing operations than either Sasol LFB or Engen have alone;
  create a business with substantial scale in the manufacturing of liquid fuels in
South Africa, with a petrol, kerosene and diesel maximum production capacity of more than 13 million cubic metres per annum;
  offer significant synergy potential in the areas of manufacturing, supply & trading, domestic and international marketing and corporate activities;
  have market leading brands including the Engen, Sasol and Exel brands. As part of the joint venture's branding strategy, it is the intention that an overall number of 250 Sasol branded Convenience Centres are established as soon as practicable after closing;
  create an attractive vehicle for sustainable and rewarding BEE participation in the liquid fuels industry;
  be a leading liquid fuels retail marketing business in South Africa, with a presence in all provinces and a network including approximately 1600 service stations; and

market in 13 other sub-Saharan African countries.
5.
Black Economic Empowerment
Sasol announced in May 2004 that Dr P M Maduna (as the leader of an eminent group of potential BEE investors) would facilitate and structure a broad-based BEE consortium associated with Sasol LFB that will participate in the joint venture. While it is expected that the Maduna group will take an important position in this transaction, Tshwarisano will also involve the previous shareholders of Exel who currently hold shares in Sasol Oil (Pty) Ltd ("Sasol Oil"), as well as Batho Trust (a broad-based empowerment trust) and other broad-based BEE interests, including women's groups. The parties will make a further announcement on progress in due course.
The former Exel shareholders include a trust with rural women as beneficiaries, a pension and provident fund with members who are pump attendants, service station owners and an eminent women's group.
Worldwide was founded in 1994. It is a black-owned and managed investment holding company. Over the years, Worldwide's investments have primarily been in the oil industry, with portfolio investments in the financial services, telecommunications and information technology sectors. The company's involvement in the oil industry pre-dates the South African Liquid Fuels Charter, with its first investment having been in Afric Oil in 1995, which was shortly followed by the acquisition of a 51 percent stake in Zenex in 1997. The shareholding in Engen is the company's biggest investment. Worldwide's oil industry interests are held through its wholly-owned subsidiary AER. In February 2004, the board of Worldwide took the decision for the company to build on its experience in the oil industry and focus on the energy sector in its broader sense.
The Parties believe that the envisaged joint venture provides the opportunity for the most significant BEE participation in the South African liquid fuels industry to date. The Parties strongly support the BEE policies of the Government as encapsulated in the Liquid Fuels Charter and the joint venture is committed to the furtherance of the principles of the Charter. The joint venture will assist in the development of Historically Disadvantaged South Africans and the Parties have committed to a positive socio-economic agenda within the wider community. It is anticipated that Worldwide and Tshwarisano will help promote the joint venture's range of BEE initiatives and the achievement of the Liquid Fuels Charter objectives.
In addition to achieving the equity elements of the Charter, the Parties intend that key areas of BEE focus will be Uhambo's employees, dealers/franchisees and third party marketers, the wider community, business partners and procurement activities. Both Sasol and Petronas have confirmed their willingness to lend their support to the training and capacity building programme by, for example, making available their bursary and training schemes in South Africa and Malaysia respectively.
6.
Terms of the JV and Transaction structure
This joint venture combining Sasol LFB and Engen is a combination of equals. Prior to closing, Sasol will transfer an additional 23 percent shareholding in Sasol Oil to Tshwarisano. At closing of the transaction Sasol and Tshwarisano will transfer their shares (75 percent and 25 percent respectively) in Sasol Oil to Engen in exchange for the issue of shares in Engen. This will result in Sasol having a 37,5 percent shareholding in the enlarged share capital of Engen and Tshwarisano having a 12,5 percent shareholding in the enlarged share capital of Engen.
Prior to the transaction, Petronas, which holds 80 percent of Engen through its wholly- owned subsidiary PICL, will sell 5 percent of its shares in Engen to Worldwide, which already holds a 20 percent shareholding in Engen through its wholly owned subsidiary AER. Therefore, after the share capital of Engen is doubled as a result of the transaction, Worldwide's shareholding (held through AER) in the joint venture will be 12,5 percent.
Accordingly, Sasol and Petronas will each have a 37,5 percent share in the joint venture and together AER and Tshwarisano will own 25 percent of the joint venture and will have the associated rights and obligations as set out in the shareholders agreement.
Upon closing of the transaction, Engen Limited will be renamed Uhambo Oil Limited.
7. Definitive
agreements
The Shareholders and Engen have signed a share-for-share exchange agreement, which regulates the formation of the joint venture, as well as a shareholders' agreement regulating the relationship between the joint venture's shareholders. The Component Supply Agreement in respect of the sale of liquid fuels components by Sasol Synfuels to Sasol Oil has been updated accordingly. In addition, Brand licence and Intellectual Property agreements which regulate the terms and conditions of the license of the Sasol brand and intellectual property provided to the joint venture have been finalised.
The key terms of the agreements include a change of control provision whereby each of Sasol and Petronas' shareholdings in the joint venture could be acquired by the other at fair value if more than 50 percent of Sasol or Petronas' shares are acquired by a third party. The agreements also set out customary pre-emption rights and a put provision granted by Sasol in favour of PICL, limited representations and warranties, deadlock breaking mechanisms, non-compete provisions and standstill provisions which in general prevent Sasol and Petronas from selling their shareholdings within two years.
8. Suspensive
conditions
The transaction is subject to the following suspensive conditions: the relevant competition authorities approving the transaction without imposing any material conditions, no change of control of Sasol or Petronas occurring between signing and closing and no material adverse change having occurred since signing.
9.
Total's option
In terms of the Shareholders' Agreement between Sasol and Total South Africa (Pty) Ltd ("Total"), Total has an option to increase its shareholding in Natref up to 50 percent, at a fair market value and upon the occurrence of certain events. The approval of the proposed transaction by the Sasol Limited Board resulted in the triggering of Total's option to increase its shareholding.

10.
Pro forma financial effects
The unaudited pro forma financial effects are presented for illustrative purposes only, and, by reason of the assumptions set out in the notes below, may not fairly present Sasol's financial position and results of operations. The directors of Sasol are responsible for the preparation of the pro forma financial effects.
Per Sasol ordinary share
(cents)
Before the joint
venture
(1)
(cents)
After the
joint venture
(2)
(cents)
Percentage
change (%)
Net asset value per share 5731 5957 3,9
Earnings per share 974 948 (2,7)
Headline earnings per share 934 918 (1,7)
Notes:
The pro forma financial results (cents per ordinary Sasol share) are based on: 1) the published results of Sasol for the year ended 30 June 2004 and the unpublished pro forma results of Engen for the year ended 31 March 2004(after adjusting for the results of Energy Africa Limited, which has been sold by Engen and is excluded from this transaction). 2) the assumption that the transaction was effected on 1 July 2003 and included the results of Engen for the period 1 April 2003 to 31 March 2004. 3) the formation of the joint venture being effected at the respective book values of Sasol LFB and Engen. 4) the inclusion of once-off external transaction costs. 5) a 98 percent shareholding of Sasol in Sasol LFB (effective 49 percent interest in Uhambo) and that the Sasol BEE participation envisaged above is still in the process of being finalised.
Included in the above pro forma calculation was 2004 pro forma turnover of R33 040 million and 2004 pro forma earnings of R1 201 million for the joint venture, based on the unpublished pro-forma results of Engen for the year ended 31 March 2004 and that of Sasol LFB for the year ended 30 June 2004.
It is anticipated that the transaction will be marginally earnings enhancing for Sasol in the 2005 financial year, with improvements anticipated thereafter as synergies are realised and up-front integration costs have been expensed.
11. Timetable
The operative date of the transaction will arise once the suspensive conditions outlined above have been fulfilled. This is currently anticipated to be in the first half of calendar year 2005.
WITHDRAWAL OF CAUTIONARY
Shareholders are advised that caution is no longer required to be exercised when dealing in Sasol's securities.

Johannesburg
2 November, 2004
Advisers
Dresdner Kleinwort Wasserstein Limited ("Dresdner Kleinwort Wasserstein") is acting as financial adviser to Sasol and Petronas on this transaction. Edward Nathan & Friedland (Pty) Ltd is acting as legal adviser to Sasol and Mallinicks Inc. and Freshfields Bruckhaus Deringer are acting as legal adviser to Petronas. Rand Merchant Bank, a division of First Rand Bank Limited, and Iklwa Structured Financial Products (Pty) Ltd are acting as transaction advisers to Worldwide and Fluxmans Inc. is acting as attorney to Worldwide.
Sponsor to Sasol Limited
Deutsche Securities (SA) Proprietary Limited
Disclaimers
Disclaimer - Sasol Limited Sasol Limited may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward- looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause Sasol's actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in Sasol's annual report under the Securities Exchange Act of 1934 on Form 20-F filed on October 29, 2004 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Disclaimer - Dresdner Kleinwort Wasserstein Dresdner Kleinwort Wasserstein which is authorised and regulated in the United Kingdom by The Financial Services Authority is acting for Sasol and Petronas in relation to the transaction and is not advising any other person, and accordingly will not be responsible to anyone other than Sasol and Petronas for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein or for providing advice in relation to the transaction.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 2 November 2004
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary